                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                           ERESEARCHTECHNOLOGY, INC.
                    (f/k/a PREMIER RESEARCH WORLDWIDE LTD.)
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  740568 10 0
                                (CUSIP Number)


                                 James C. Gale
          126 East 56th Street, 24th Floor, New York, New York 10022,
                                 212-907-0789
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                April 30, 2002
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].
Note. Schedules filed in paper form shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 740568 10 0                      13D                Page 2 of 14 Pages

1         NAMES OF REPORTING PERSONS/
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Corporate Opportunities Fund, L.P.
               Corporate Opportunities Fund (Institutional), L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (See Instructions)                          (a) [X]
                                                           (b) [_]

3            SEC USE ONLY


4            SOURCE OF FUNDS (See Instructions)  WC


5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(E)     [_]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware limited partnerships

NUMBER OF                7              SOLE VOTING POWER             None
SHARES
BENEFICIALLY             8              SHARED VOTING POWER           None
OWNED BY
EACH                     9              SOLE DISPOSITIVE POWER        None
REPORTING
PERSON
WITH                    10              SHARED DISPOSITIIVE POWER     None

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             0

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)    [_]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW   (11)

             0%

14        TYPE OF REPORTING PERSON (See Instructions)      PN

CUSIP NO. 740568 10 0                      13D                Page 3 of 14 Pages

1         NAMES OF REPORTING PERSONS/
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Corporate Opportunities Fund, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)                               (a) [X]
                                                           (b) [_]

3         SEC USE ONLY


4         SOURCE OF FUNDS (See Instructions)  WC


5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(E)     [_]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware limited partnerships

NUMBER OF                7              SOLE VOTING POWER             None
SHARES
BENEFICIALLY             8              SHARED VOTING POWER           None
OWNED BY
EACH                     9              SOLE DISPOSITIVE POWER        None
REPORTING
PERSON
WITH                    10              SHARED DISPOSITIIVE POWER     None

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             0

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)    [_]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW   (11)

             0%

14        TYPE OF REPORTING PERSON (See Instructions)      PN

CUSIP NO. 740568 10 0                 13D                     Page 4 of 14 Pages

1     NAMES OF REPORTING PERSONS/
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Corporate Opportunities Fund (Institutional), L.P.


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (See Instructions)                          (a) [X]
                                                  (b) [_]

3     SEC USE ONLY


4     SOURCE OF FUNDS (See Instructions)  WC


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)     [_]


6     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware limited partnerships

NUMBER OF                   7  SOLE VOTING POWER          None
SHARES
BENEFICIALLY                8  SHARED VOTING POWER        None
OWNED BY
EACH                        9  SOLE DISPOSITIVE POWER     None
REPORTING
PERSON
WITH                       10  SHARED DISPOSITIIVE POWER  None

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       0

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (See Instructions)      [_]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0%

14    TYPE OF REPORTING PERSON (See Instructions)    PN

CUSIP NO. 740568 10 0                 13D                    Page 5 of 14 Pages

1     NAMES OF REPORTING PERSONS/
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       SMM Corporate Management, LLC


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (See Instructions)                          (a) [_]
                                                  (b) [_]

3     SEC USE ONLY


4     SOURCE OF FUNDS (See Instructions)

       WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)     [_]



6     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware limited liability company

NUMBER OF                   7  SOLE VOTING POWER          None
SHARES
BENEFICIALLY                8  SHARED VOTING POWER        None
OWNED BY
EACH                        9  SOLE DISPOSITIVE POWER     None
REPORTING
PERSON
WITH                       10  SHARED DISPOSITIIVE POWER  None

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       0

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (See Instructions)      [_]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   0%

14    TYPE OF REPORTING PERSON (See Instructions)     OO

CUSIP NO. 740568 10 0                   13D                  Page 6 of 14 Pages

1     NAMES OF REPORTING PERSONS/
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Sanders Morris Harris Inc.


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (See Instructions)                          (a) [_]
                                                  (b) [_]

3     SEC USE ONLY


4     SOURCE OF FUNDS (See Instructions)

       WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)     [_]


6     CITIZENSHIP OR PLACE OF ORGANIZATION

       Texas

NUMBER OF                   7  SOLE VOTING POWER          None
SHARES
BENEFICIALLY                8  SHARED VOTING POWER        None
OWNED BY
EACH                        9  SOLE DISPOSITIVE POWER     None
REPORTING
PERSON
WITH                       10  SHARED DISPOSITIIVE POWER  None

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       0

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (See Instructions)        [_]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   0%

14    TYPE OF REPORTING PERSON (See Instructions)      CO

CUSIP NO. 740568 10 0                  13D                   Page 7 of 14 Pages

1     NAMES OF REPORTING PERSONS/
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       James C. Gale


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (See Instructions)                (a) [_]
                                        (b) [_]

3     SEC USE ONLY


4     SOURCE OF FUNDS (See Instructions)

       WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)     [_]


6     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

NUMBER OF                   7  SOLE VOTING POWER          None
SHARES
BENEFICIALLY                8  SHARED VOTING POWER        None
OWNED BY
EACH                        9  SOLE DISPOSITIVE POWER     None
REPORTING
PERSON
WITH                       10  SHARED DISPOSITIIVE POWER  None

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (See Instructions)    [_]


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   0%

14    TYPE OF REPORTING PERSON (See Instructions)      IN

CUSIP NO.  740568 10 0                 13D                  Page 8 of 14 Pages

Item 1.  Security and Issuer.

   This statement relates to the common stock, $.01 par value (the "Common Stock"), of eResearchTechnology, Inc. (formerly known as Premier Research Worldwide, Ltd.) and amends the Schedule 13D filed on September 9, 1999 by the Reporting Persons. The principal executive office of the issuer of such securities is located at 30 South 17th Street, Philadelphia, Pennsylvania 19103.

Item 2.  Identity and Background.

   Corporate Opportunities Fund, L.P. and Corporate Opportunities Fund (Institutional), L.P. (the "Funds") are Delaware limited partnerships whose principal business is making investments in the securities of other entities. The address of their principal office is 126 East 56th Street, 24th Floor, New York, New York 10022.

   SMM Corporate Management, LLC (the "General Partner") is a Delaware limited liability company and the sole general partner of the Funds. The principal business of the General Partner is to act as general partner of the Funds. The address of its principal office is 126 East 56th Street, 24th Floor, New York, New York 10022.

   Sanders Morris Harris Inc. ("SMH") is a Texas corporation and the controlling member of the General Partner. The address of its principal office is 600 Travis, Suite 3100, Houston, Texas 77002. Attached as Appendix A is information concerning the executive officers and directors of SMH required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Such executive officers and directors may be deemed, but are not conceded to be controlling persons of SMH. SMH is a wholly owned subsidiary of Sanders Morris Harris Group, Inc., a Texas corporation ("SMH Group"). SMH is a registered broker/dealer.

   SMH Group is a Texas corporation and the parent of Sanders Morris Harris. The address of its principal office is 600 Travis, Suite 2900, Houston, Texas 77002. Attached as Appendix A-1 is information concerning the executive officers and directors of SMH Group required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Such officers and directors may be deemed, but are not conceded to be controlling, persons of SMH Group. No corporation or other person is or may be deemed to be ultimately in control of SMH Group.

   James C. Gale is the Chief Investment Officer, a Manager, and Member of the General Partner. The address of his principal office is 126 East 56th Street, 24th Floor, New York, New York 10022. Mr. Gale is a citizen of the United States. Mr. Gale is a director of the Issuer.

   Ben T. Morris is a Manager of the General Partner and President and a director of Sanders Morris Harris Inc. The address of his principal office is 600 Travis, Suite 3100, Houston, Texas 77002. Mr. Morris is a citizen of the United States.

   During the past five years, none of the reporting persons or any of the persons referred to in Appendix A or A-1 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

   During the past five years, none of the reporting persons or any of the persons referred to in Appendix A or A-1 was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

CUSIP NO. 740568 10 0                 13D                    Page 9 of 14 Pages

Item 3.  Source and Amount of Funds or Other Consideration.

   On August 27, 1999, Corporate Opportunities Fund, L.P. purchased 90,900 shares of Common Stock for an aggregate consideration of $545,400 and Corporate Opportunities Fund (Institutional), L.P. purchased 492,400 shares of Common Stock for an aggregate consideration of $2,954,400. The source of these funds was working capital of the Funds. On December 5, 2000, Corporate Opportunities Fund, L.P. purchased 3,000 shares of Common Stock for an aggregate consideration of $17,269 and Corporate Opportunities Fund (Institutional), L.P. purchased 17,000 shares of Common Stock for an aggregate consideration of $97,151. The source of these funds was working capital of the Funds.

Item 4.  Purpose of Transaction.

   The Funds acquired 583,300 shares of Common Stock on August 27, 1999, from UM Holdings, Ltd., a New Jersey corporation, in a privately negotiated transaction. The Funds acquired 20,000 shares on December 5, 2000, in open market transactions. The Funds entered into these transactions for general investment purposes.

   The Funds review continuously their investment in the Issuer and may or may not seek involvement in the Issuer's affairs. Mr. Gale, the Chief Investment Officer of the Funds, is a director of the Issuer. Depending on their evaluation of the Issuer's business and prospects and future developments, the Funds, or other individuals or entities that may be deemed to be affiliates of the Funds, may from time to time dispose of all or a portion of the securities of the Issuer held by such person, purchase additional securities of the Issuer, or cease buying or selling shares. Any additional sales or purchases of securities may be in open market or privately negotiated transactions or otherwise.

   Except as described in this Item 4, the Funds have no present plans or proposals which relate or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries,
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change to the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any actions similar to any of those enumerated above.

CUSIP NO.  740568 10 0                    13D               Page 10 of 14 Pages

Item 5. Interest in Securities of the Issuer.

    (a) The aggregate number and percentage of shares of Common Stock of the Issuer beneficially owned by the persons identified in Item 2 is as follows:

                                      Aggregate Number of  Percentage of
         Beneficial Owner                Shares Owned          Class

Corporate Opportunities Fund, L.P.             0                 0
Corporate Opportunities Fund
  (Institutional), L.P.                        0                 0
Corporate Opportunities Fund, L.P.
 and Corporate Opportunities
 Fund (Institutional), L.P.                    0                 0
SMM Corporate Management, LLC                  0                 0
Sanders Morris Harris Inc.                     0                 0
James C. Gale                                  0                 0


    (b) The number of shares of Common Stock as to which there is sole power to direct the vote, shares power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each of the Reporting Persons is set forth on the cover pages, and such information is incorporated herein by reference. To the knowledge of the Reporting Persons, the persons listed on Appendix A or A-1 in response to
Item 2 do not beneficially own any shares of Common Stock of the Issuer.

    (c) The following transactions with respect to the Common Stock of the Issuer were effected within the last 60 days by the following named Reporting
Persons:

Identity of      Date of         Type of    Amount of           Where
Person         Transaction     Transaction  Securities  Price  Effected

COF             2/27/2002         Sale         1,722    16.06   Nasdaq
COFI            2/27/2002         Sale         9,278    16.06   Nasdaq
COF             3/05/2002         Sale         1,878    16.27   Nasdaq
COFI            3/05/2002         Sale        10,122    16.27   Nasdaq
COF             3/06/2002         Sale         3,130    16.16   Nasdaq
COFI            3/06/2002         Sale        16,780    16.16   Nasdaq
COF             3/11/2002         Sale         6,573    16.08   Nasdaq
COFI            3/11/2002         Sale        35,427    16.08   Nasdaq
COF             4/30/2002         Sale        80,597    16.85   Nasdaq
COFI            4/30/2002         Sale       437,703    16.85   Nasdaq

    (d) The Funds have the right to receive all dividends on the Common Stock.

    (e) The reporting persons ceased to be the beneficial owner of more than five percent of the securities on April 30, 2002.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

    None.

CUSIP NO. 740568 10 0                    13D                Page 11 of 14 Pages

Item 7.  Material to be Filed as Exhibits.

Exhibit   Title

 A        Joint Filing Agreement

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  May 3, 2002

                                Corporate Opportunities Fund, L.P.
                                Corporate Opportunities Fund
                                      (Institutional), L.P.

                                By: SMM Corporate Management, LLC


                                By  /s/ James C. Gale
                                  --------------------------------------
                                   James C. Gale, Manager


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (see 18 U.S.C. 1001).

CUSIP NO. 740568 10 0                           13D          Page 12 of 14 Pages


                      Directors and Executive Officers of
                          Sanders Morris Harris Inc.

     The following table sets forth the name, business address, and present principal occupation or employment of each director and executive officer of Sanders Morris Harris Inc. Unless otherwise indicated below, each such person is a citizen of the United States and the business address of each such person is 600 Travis, Suite 3100, Houston, Texas 77002. Except as indicated below, during the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

                             Present Principal Occupation or Employment;
Name                                    Business Address
----                                    ----------------

Don A. Sanders               Chairman of the Executive Committee and Director
Ben T. Morris                President, Chief Executive Officer, and Director
George L. Ball               Chairman of the Board
Titus H. Harris, Jr.         Director and Executive Vice President
Richard C. Webb              Director and Executive Vice President
Anthony J. Barton            Director and Executive Vice President
Robert E. Garrison II        Director, Chairman and CEO of Sanders Morris Harris
                             Group
Peter M. Badger              Director and President of Fixed Income Division
R. Larry Kinney              Director and Director of Trading Activities
Edward E. Hutcheson, Jr.     Director
Donald R. Campbell           Director
Richard D. Grimes            Executive Vice President
Howard Y. Wong               Chief Financial Officer and Treasurer
Sandy Williams               Secretary

CUSIP NO. 740568 10 0                     13D                Page 13 of 14 Pages

                                                                    Appendix A-1

                      Directors and Executive Officers of
                       Sanders Morris Harris Group Inc.

     The following table sets forth the name, business address, and present principal occupation or employment of each director and executive officer of Sanders Morris Harris Group Inc. Unless otherwise indicated below, each such person is a citizen of the United States and the business address of each such person is 600 Travis, Suite 2900, Houston, Texas 77002. Except as indicated below, during the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

                         Present Principal Occupation or Employment;
Name                                Business Address
----                                ----------------

Robert E. Garrison II    President and Chief Executive Officer
Donald R. Campbell       Vice Chairman
Titus H. Harris, Jr.     Chairman of the Board
Don A. Sanders           Director, Chairman of the Executive Committee of
                         Sanders Morris Harris
Ben T. Morris            Director, President and CEO of Sanders Morris Harris
George L. Ball           Director and Chairman of the Board of Sanders Morris
                         Harris
Peter W. Badger          Director and President of Fixed Income Division
Richard C. Webb          Director, Executive Vice President of Sanders Morris
                         Harris
W. Blair Waltrip         Director, private investor
John H. Styles           Director, private investor
Rick Berry               Chief Financial Officer

CUSIP NO. 740568 10 0                    13D                 Page 14 of 14 Pages

                                                                       Exhibit 1

                      Schedule 13D Joint Filing Agreement

The undersigned and each other person executing this joint filing agreement (this "Agreement") agree as follows:

The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct

In Witness Whereof, the undersigned have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date set forth below.

Date: May 3, 2002

Signatures:


SMM Corporate Management, LLC


By  /s/ James C. Gale
  ----------------------------------
Name: James C. Gale
Title: Manager and Chief Investment Officer


Sanders Morris Harris Inc.


By  /s/ James C. Gale
  ----------------------------------
Name: James C. Gale
Title: Managing Director


    /s/ James C. Gale
------------------------------------
        James C. Gale